

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 16, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares each representing a 1/1,000th interest in a share of 4.75% Non-Cumulative Preferred Stock, Series F, $0.01 par value of METLIFE, INC. under the Exchange Act of 1934.

Sincerely,